Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Beverage USA Holdings, Inc.
7 South St Fl 3
Freehold, NJ 07728
https://nerdfocus.com/

Up to $1,234,998.27 in Common Stock at $2.01
Minimum Target Amount: $14,998.62

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Beverage USA Holdings, Inc.
Address: 7 South St Fl 3, Freehold, NJ 07728
State of Incorporation: NV
Date Incorporated: February 26, 2020

Terms:

Equity

Offering Minimum: $14,998.62 | 7,462 shares of Common Stock
Offering Maximum: $1,234,998.27 | 614,427 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.01
Minimum Investment Amount (per investor): $399.99

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Beverage Holdings USA, Inc., you are eligible for additional bonus shares.

Combo/Avid Investor Perks

Early Bronze

Invest $500+ within the first 72 hours and receive 2 Cases of NERD Focus.

Early Gold

Invest $1,000+ within the first two weeks and receive 7% bonus shares.

Early Silver

Invest $2,500+ within the first 72 hours and receive 10% bonus shares.

Early Platinum

Invest $5,000+ within the first two weeks and receive 12% bonus shares.

Early Diamond

Invest $10,000+ within the first two weeks and receive 15% bonus shares.

Volume-Based Perks

Tier 1 | $500+

Invest $500+ and receive an invitation to Private Investor Group.

Tier 2 | $1,000+

Invest $1,000+ and receive 2 Cases of NERD Focus.

Tier 3 | $5,000+

Invest $5,000+ and receive 1 Case of NERD Focus every month for 12 months, NERD Lifestyle Swag Bag + 3% bonus shares.

Tier 4 | $10,000+

Invest $10,000+ and receive 2 Cases of NERD Focus every month for 12 months, NERD Lifestyle Swag Bag + 5% bonus shares.

Tier 5 | $25,000+

Invest $25,000+ and receive 2 Cases of NERD Focus every month for 12 months, NERD Lifestyle Swag Bag, 2 VIP tickets to a game/show of your choice at the Prudential Center (NJ), MetLife Stadium (NJ), or the Frost Bank Center (San Antonio, TX)+ 10% bonus shares *Investor is responsible for all travel to and from location to event and location.

Tier 6 | $50,000+

Invest $50,000+ and receive 2 Cases of NERD Focus every month for 12 months, NERD Lifestyle Swag Bag, 4 VIP tickets to a game/show of your choice at the Prudential Center (NJ), MetLife Stadium (NJ), or the Frost Bank Center (San Antonio, TX)+ 15% bonus shares *Investor is responsible for all travel to and from location to event and location.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Beverage Holdings USA, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.01 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $201. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Beverage USA Holdings (BevUSA) Beverage USA Holdings, Inc. ("NERD Focus" or the "Company") acquired the assets of Nerd Beverage Corporation (NERD) in 2020. Originally launched in Texas in 2006, our flagship product, NERD Focus contains both nootropics and adaptogens, creating a proprietary formula aimed at aiding mental acuity. The beverage is made with:

- Alpha-GPC: supports cognitive abilities, learning, and memory

- Huperzine-A: supports cognitive performance and prevents the breakdown of acetylcholine which is vital for memory and learning

- Ginkgo Biloba: improves blood flow to the brain and acts as an antioxidant to boost memory ability and cognitive speed

- Gaba: an amino acid which naturally produced in the brain and helps facilitate communication among brain cells and aids with stress relief, focus, and mental clarity

- DMAE: helps to improve memory, focus, and mental clarity

The Company's business is growing at a rapid pace. We have secured distribution throughout most of Texas with some really solid distributors. We use Glazer's Beer & Beverage in San Antonio, which happens to be our biggest market and the birthplace of NERD Focus. We use Ben E. Keith in Houston, Dynamo in Austin, and Jumbo (a non-alc. division of Glazer's) in the Dallas-Ft. Worth area. In the NY/NJ Metro area, our second biggest market, we use Cool River/Glacier Point Enterprises in addition to our own vans and drivers in order to distribute product. We also have distribution partnerships with large distributors such as Vistar, Core-Mark, Sysco, Grocer's Supply Co. and United Johnson Brothers of AL. We typically target c-store chains as our main customers but we are in large grocers such as H-E-B as well.

NERD Focus is sold in many c-stores such as independent 7-11's and Buc-ee's. We recently landed Murphy's USA as an account and will be rolling out over 1,500 locations beginning in October. We also just landed QuickChek as a customer and will be rolling out in all of their 150+ stores in NY and NJ in November.

Our typical sales model revolves around sales to distributors, who then sell to their customers. We support these distributors with marketing initiatives, promotions, and incentives in order to drive sales. Our marketing programs consist of digital, programmatic, radio, billboards, TV, events, POS materials, and in-store sampling. We also have reps in the field that open new accounts, support distribution, and service existing accounts.

Our biggest target demographic would be college students who need focus & energy to study and get through school. Our product was initially created by a college student! Another big market for us in professional drivers - whether it's race car drivers, Uber, Lyft, taxi drivers, truckers, bus drivers, etc. - they all need FOCUS to do their jobs properly. In general, whether you're a gamer, chess player, golfer, baseball player, etc. we believe NERD Focus can help give you an edge.

Beverage USA Holdings, Inc. owns 100% of Beverage USA LLC, an operating entity.

Competitors and Industry

Competition

Some of our competitors include:

NAU Drinks

Lgnd Inc

Ghost Energy

Reload Focus & Energy

Neu Mind LLC

Monster Energy

ONNIT/Alpha Brain

Celsius

We believe we have a big edge in this space. Most energy drink companies fight for space in the Energy Drink doors in stores and it's not easy to compete against the 800lb. gorillas like Monster and Red Bull. The only similarity between NERD Focus and those drinks is that they all contain caffeine. When our sales reps enter a store, they can tell the store owner with 99%+ certainty that they don't have a product like ours in their refrigerators. There are not many nootropics-infused beverages on the market that are being sold in c-stores.

We're typically able to garner space in "Functional Beverage" doors in many of these stores. NERD Focus also has a big "first mover" advantage. We are "The Original Think Drink" and believe we are well-positioned in a category that has been generating some incredible momentum over the past several years.

Market & Industry

The global Nootropics market size is expected to be valued at around US $35.24 billion by 2030, according to a new report by Vision Research Reports.

The global Nootropics market size was valued at US$ 10.57 billion in 2020 and is anticipated to grow at a CAGR of 16.0% during the forecast period 2021 to 2030.

Nootropics are gaining popularity as cognitive enhancers and smart drugs as these are particularly used for improving memory, increasing mental alertness and concentration, and boosting energy levels and wakefulness. According to an article published by the Alcohol and Drug Association (ADF), in November 2021, CILTEP and Alpha Brain are the most used nootropic supplements among young consumers.

The growing availability of over-the-counter (OTC) nootropics, nootropics coffee, functional shots, and bars across online and offline channels is driving the consumption of nootropics. Further, shifting inclination towards natural and herbal products has been playing a vital role in boosting the market growth. Some of the commonly found herbs in nootropics include ginkgo Biloba, ginseng, curcumin, echinacea, L-theanine from green tea, turmeric, guarana, and bilberry.

The drinks segment is projected to register the fastest CAGR of 16.0% from 2021 to 2030. Nootropic ingredients are being incorporated into RTD drinks and shots to help improve functions such as focus and memory.

North America held the largest revenue share of over 41.0% in 2020 and is expected to maintain its lead over the forecast period. The growth of the market in the region is supported by the increasing presence of key market players in the region.

Current Stage and Roadmap

Current Stage

The company currently has ambassador programs and on-campus sampling programs at many campuses nationwide. Our target customer is young trendy adults, college students, teenagers, athletes, gamers, millennials, and Gen Z. Our beverage is currently sold in over 2,000 locations including at 7-11, Valero, Festival, Bills, Kims Convenience, goPuff, Retro Fitness, Sunoco, The Grove, Inc., Murphy USA, Buc-ee's, Canteen, and Guckenheimer.

We're the Official Energy Drink of the NJ Devils and Exclusive Energy Drink of the Prudential Center. We are also the Official Energy Drink of the San Antonio Spurs and the Exclusive Energy Drink of the Frost Bank Center. We have an exclusive energy drink partnership with UFC Bantamweight Champion Aljamain Sterling. We also sponsor various MMA promotions such as Flex Fights and sponsor several professional race car drivers.

Future Roadmap

We are planning on launching 2 new products in late 2023/early 2024. One is a Focus Shot, which will be a 2oz. shot that can be sold online and at retail stores. This product is perfect for someone who is looking for some quick energy and focus but doesn't want to consume an entire 12oz. beverage. Great for college students, drivers, etc. This product provides great margins and provides us with an additional Point of Sale presence at stores that we're currently located in. We're also launching NERD Natural, which will be an all-natural product that will allow us to pursue some additional distribution to Natural Foods retailers nationwide.

In addition to the new products, we have been granted Kosher Certification and will be doing our future production runs as a Kosher beverage. We're also in the process of becoming NSF Certified Safe for Sport. While we haven't completed the process as of yet, we are working towards becoming certified, which will give us the ability to pursue partnerships with some additional major sports organizations.

We just embarked on our NY/NJ Metro rollout with Cool River/Glacier Point Enterprises. We're only currently in a few hundred stores but are working towards rolling out into 5,000+ stores that they cover. We're anticipating a full rollout by the end of Q1 2024.

We recently landed Murphy's USA as an account and will be rolling out over 1,500 locations beginning in October. We also just landed Quick Check as a customer and will be rolling out all over their 150+ stores in NY and NJ in November.

We plan on launching the state of Florida in 2024 as well. We've been in talks with a distributor and will disseminate further information once we have a contract in place.

The Team

Officers and Directors

Name: Rocco J. LaVista

Rocco J. LaVista's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CEO, Board Member
  Dates of Service: February, 2020 - Present
  Responsibilities: Rocco is the sole Officer and Director of the Company. Rocco currently receives salary compensation of $180,000 annually and holds 1,935,685 shares of Common Stock.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,234,998.27 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants on one type of service, nootropics beverages. Our revenues are therefore dependent upon the market for nootropic beverages.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our NERD Focus Shots and NERD Natural. Delays or cost overruns in the development of our NERD Focus Shots and NERD Natural and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Beverage USA Holdings, Inc. was formed on 02/26/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Beverage USA Holdings, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that nootropic beverages is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need

to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Beverage USA Holdings, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Beverage USA Holdings, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Uncertainty

The nootropics beverage industry is subject to evolving regulations and may face potential challenges related to product labeling, health claims, and compliance with dietary supplement regulations. Changes in regulatory requirements or the introduction of new regulations could impact the company's operations and market access.

Market Acceptance

The market for nootropics beverages is relatively new and evolving. There is a risk that consumer acceptance of these products may not reach expected levels, leading to slower adoption and limited market penetration. Changes in consumer preferences, lack of awareness, or negative perceptions of nootropics could adversely affect the company's sales and revenue growth.

Health Concerns

Although nootropics beverages are designed to enhance cognitive function, there may be concerns regarding their long-term effects, potential side effects, or interactions with other substances. Any negative health-related incidents or publicized concerns about the safety of nootropics beverages could significantly impact consumer confidence and demand for the company's products.

Intellectual Property Protection

The company's success may rely on its ability to protect its intellectual property, including formulations, trademarks, and patents. However, there is a risk that competitors may develop similar products or infringe on the company's intellectual property, potentially eroding its market share and competitive advantage.

Intense Competition

The nootropics beverage industry is becoming increasingly competitive, with the entry of new players and established companies expanding their product lines. The company may face challenges in differentiating its products, maintaining market share, and securing favorable distribution channels. Increased competition could lead to price pressure and reduced profitability.

Intense Competition

The nootropics beverage industry is becoming increasingly competitive, with the entry of new players and established companies expanding their product lines. The company may face challenges in differentiating its products, maintaining market share, and securing favorable distribution channels. Increased competition could lead to price pressure and reduced profitability.

Supply Chain Disruptions
The company's ability to source high-quality ingredients, maintain consistent product supply, and manage its production processes could be impacted by various factors, such as natural disasters, raw material shortages, supplier issues, or disruptions in transportation. Supply chain disruptions could lead to delays in product availability, increased costs, and customer dissatisfaction.

Product Liability
As with any consumable product, there is a risk of product liability claims arising from potential adverse reactions, allergic responses, or other health-related issues experienced by consumers. In the event of such claims, the company could face legal expenses, damage to its reputation, and potential financial liabilities.

Brand Reputation
The company's success depends on building and maintaining a strong brand reputation. Negative publicity, such as product recalls, quality control issues, or negative consumer experiences, could harm the company's image and result in decreased consumer trust, reduced sales, and difficulty in attracting new customers.

Brand Reputation
The company's success depends on building and maintaining a strong brand reputation. Negative publicity, such as product recalls, quality control issues, or negative consumer experiences, could harm the company's image and result in decreased consumer trust, reduced sales, and difficulty in attracting new customers.

Intense Competition
The nootropics beverage industry is becoming increasingly competitive, with the entry of new players and established companies expanding their product lines. The company may face challenges in differentiating its products, maintaining market share, and securing favorable distribution channels. Increased competition could lead to price pressure and reduced profitability.

Fluctuating Raw Material Costs
Changes in the prices of key raw materials, such as botanical extracts or specialized ingredients, could impact the company's cost of goods sold and overall profitability. Fluctuations in raw material costs may be influenced by factors such as supply and demand dynamics, global market conditions, or regulatory changes.

Economic Factors
The company's performance could be influenced by macroeconomic factors, such as recessions, inflation, or changes in consumer spending patterns. Economic downturns may lead to reduced consumer discretionary spending, impacting the demand for premium-priced nootropics beverages.

Economic Factors
The company's performance could be influenced by macroeconomic factors, such as recessions, inflation, or changes in consumer spending patterns. Economic downturns may lead to reduced consumer discretionary spending, impacting the demand for premium-priced nootropics beverages.

Economic Factors
The company's performance could be influenced by macroeconomic factors, such as recessions, inflation, or changes in consumer spending patterns. Economic downturns may lead to reduced consumer discretionary spending, impacting the demand for premium-priced nootropics beverages.

Product Innovation
Continuous product innovation and research and development are crucial to staying competitive in the nootropics beverage industry. The company faces the risk of failing to develop or introduce new and improved products to meet evolving consumer preferences or keep up with technological advancements, potentially resulting in a loss of market share.

Dependence on Key Partners
The company may rely on third-party manufacturers, distributors, or suppliers to support its operations and supply chain. Any issues with these key partners, such as disruptions, quality control problems, or termination of contracts, could have a negative impact on the company's ability to deliver products to market effectively.

The Company may undergo a future change that could affect your investment
he Company may undergo a change to its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rocco J. LaVista	1,935,685	Common Stock	19.85%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 614,427 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 9,749,616 outstanding.

Voting Rights

One Vote Per Share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Please see the Company's Articles of Incorporation attached as Exhibit F for the additional rights in their entirety.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

These are Series A Super Voting Convertible Stock shares. Holders of the Series A Preferred Stock shall be entitled to cast ten (10) votes for each share held of the Series A Preferred Stock on all matters presented to the stockholders of the Corporation for stockholder vote which shall vote along with holders of the Corporation's Common Stock on such matters.

Material Rights

There are no material rights associated with Preferred Stock.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $300,000.00
Maturity Date: March 05, 2024
Interest Rate: 15.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: 6. Conversion of Note. (a) Conversion; Conversion Price; Valuation Event. This Note may be converted, either in whole or in part, up to the full Principal Amount into shares of Beverage USA Holdings, Inc. Common Stock (calculated as to each such conversion to the nearest whole share)(the "Shares"), at any time (subject to Section 6(b) below) and from time to time on any business day, subject to compliance with this Section. The number of Shares into which this Note may be converted is equal to the dollar amount of the Principal Amount being converted divided by the Conversion

Price. The "Conversion Price" shall be Two Dollars ($2.00). The number of shares of Common Stock issuable upon conversion of any Conversion Amount pursuant to this Agreement shall be determined by dividing (x) such Principal Amount by (y) the Conversion Price (the "Conversion Rate"). 1. In the event that the Borrower shall at any time after the date of this Note and prior to its conversion or Maturity: (i) declare a dividend or make a distribution on the outstanding Common Stock payable in shares of its capital stock, (ii) subdivide the outstanding Common Stock into a greater number of shares of Common Stock, (iii) combine the outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Borrower is the continuing corporation), then, in each case, the Conversion Price in effect at the time of the record date for the determination of stockholders entitled to receive such dividend or distribution or of the effective date of such subdivision, combination, or reclassification shall be adjusted so that it shall equal the price determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action, and the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action. Such adjustment shall be made successively whenever any event listed above shall occur and shall become effective at the close of business on such record date or at the close of business on the date immediately preceding such effective date, as applicable. All calculations under this Section 6 shall be made to the nearest cent or to the nearest one-hundredth of a Share, as the case may be. No adjustment in the Conversion Price shall be required if such adjustment is less than $0.01; provided, however, that any adjustments which by reason of this Section 6 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. 2. In case of any reclassification or change of the shares of Common Stock issuable upon conversion of this Note (other than a change in par value or from a specified par value to no par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), or in case of any consolidation or merger of another corporation into the Borrower in which the Borrower is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) of the shares of Common Stock (other than a change in par value, or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), the Holder of this Note shall have the right thereafter to receive upon conversion of this Note solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such reclassification, change, consolidation, or merger. Thereafter, appropriate provision shall be made for adjustments which shall be as nearly equivalent as practicable to the adjustments set forth herein. The above provisions shall similarly apply to successive reclassifications and changes of shares of Common Stock and to successive consolidations, mergers, sales, leases, or conveyances. (b) Voluntary Conversion. Beginning on the 91st day following the issuance date of this Note, the Holder shall have the right, but not the obligation, to convert all or any portion of the then aggregate outstanding Principal Amount of this Note, together with interest due hereon, into Shares, subject to the terms and conditions set forth herein. The Shares to be issued upon such conversion are herein referred to as the "Conversion Shares." (i) In the event that the Holder elects to convert any amounts outstanding under this Note into Shares, the Holder shall give thirty (30) days notice of such election by delivering an executed and completed notice of conversion (a "Notice of Conversion") to the Borrower, which Notice of Conversion shall provide a breakdown in reasonable detail of the Principal Amount and accrued interest being converted. On each Conversion Date (as hereinafter defined) and in accordance with its Notice of Conversion, the Holder shall make the appropriate reduction to the Principal Amount and accrued interest as entered in its records. The later of (A) the date specified by Holder in the Notice of Conversion, or (B) the 31st day following the date on which a Notice of Conversion is delivered to the Borrower in accordance with the provisions hereof, shall be deemed a "Conversion Date". A form of Notice of Conversion to be employed by the Holder is annexed hereto as Exhibit A. (ii) Pursuant to the terms of a Notice of Conversion, the Borrower shall deliver to the Holder a certificate representing the Conversion Shares within three (3) business days after the expiration of the period set forth in Section 6(b)(iii) below (the "Delivery Date"). In the case of the exercise of the conversion rights set forth herein the conversion privilege shall be deemed to have been exercised and the Conversion Shares issuable upon such conversion shall be deemed to have been issued upon the Conversion Date (which date shall not be less than 30 days from the Notice of Conversion). On the date of conversion, the Holder shall be treated for all purposes as the record holder of such Shares, unless the Holder provides the Borrower written instructions to the contrary. (iii) Upon the receipt of a Conversion Notice from Holder, the Borrower shall have fifteen (15) business days to redeem the Principal Amount and accrued Interest specified in the Conversion Notice. If upon expiration of the period specified above, the Borrower does not redeem the amount specified in the Conversion Notice, the Borrower shall deliver the Shares to the Holder as specified herein. (c) Fractional Shares. No fractional shares of Common Stock or scrip representing fractional shares of Common Stock shall be delivered upon conversion of this Note. Instead of any fractional shares of Common Stock which otherwise would be delivered upon conversion of this Note, the Company shall round up the number of Shares delivered to Holder to the nearest whole Share. (d) Surrender of Notes. Upon any redemption or conversion of the entire remaining Principal amount under this Note, the Holder shall either deliver this Note to the Borrower at its principal executive offices or surrender the same to the Borrower.

Material Rights

There are no material rights associated with Convertible Notes.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company.

Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,035,000.00
  Number of Securities Sold: 1,035,000
  Use of proceeds: Acquisition of company, rebrand, and reformulate to get the product to market.
  Date: September 11, 2020
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,052,550.00
  Number of Securities Sold: 1,368,366
  Use of proceeds: Marketing, Inventory, and Hiring.
  Date: March 11, 2021
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,295,000.00
  Number of Securities Sold: 1,147,500
  Use of proceeds: Marketing, Inventory, Hiring, and Sponsorships.
  Date: May 13, 2022
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,422,500.00
  Number of Securities Sold: 1,398,750
  Use of proceeds: Marketing, Inventory, Hiring, and Sponsorships.
  Date: October 30, 2023

Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022, compared to the year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $758,552, which came in slightly higher than the $734,735 that we generated in fiscal year 2021. The increase was primarily the result of our increased footprint throughout the state of Texas. We were expecting some additional orders to be placed in Q4 2022 that wound up coming in Q1 2023. As a result, our 2023 numbers are looking stronger when compared to 2022.

Cost of Sales

Cost of sales in 2022 was $662,525, slightly higher than the $632,165 in the fiscal year 2021. The increase was commensurate with our increase in revenues.

Gross Margins

2022 gross profit decreased by $6,543 over 2021 gross profit and gross margins as a percentage of revenues decreased from 14.0% in 2021 to 12.7% in 2022. This decrease in gross margins was a result of additional and higher shipping costs of raw materials as we prepared for orders that were pushed off until 2023. We will see the gross margins improve significantly in 2023.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing & advertising expenses, fees for legal & professional services, rents & leases, and general office/administrative expenses. Expenses in 2022 decreased by $477,574 from 2021. A major reason for the decrease was the fact that we were less reliant on legal and professional services as we became more adept at running the business. We were also able to run our marketing programs much more efficiently as we followed successful testing metrics based on 2021 marketing activities.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are increasing our production volume and entering additional markets. Past cash was primarily generated through sales. Our goal is to continue to expand into new markets and territories with additional product lines.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2023, the Company has capital resources available of $36,896 cash on hand and has a line of credit with Marcus, for a total amount available of $50,000. This line of credit currently has an outstanding balance of $44,580.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our operations and continued growth and expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, approximately 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. The funds from this offering are critical to sustaining growth and momentum.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 8 months. This is based on a current monthly burn rate of $150,000 for expenses related to production, marketing, sponsorships, and salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately two (2) years. This is based on a current monthly burn rate of $150,000 for expenses related to production, marketing, sponsorships, and salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including debt financing and a Reg D 506(c) offering.

Indebtedness

- Creditor: Amazon Loan
  Amount Owed: $29,166.00
  Interest Rate: 12.99%
  Maturity Date: September 05, 2023

- Creditor: Vehicle Loan- Mercedes
  Amount Owed: $27,105.00
  Interest Rate: 3.9%
  Maturity Date: January 26, 2026

- Creditor: Vehicle Loan- Mercedes
  Amount Owed: $38,516.00
  Interest Rate: 3.99%
  Maturity Date: April 15, 2027

- Creditor: Kabbage Loan
  Amount Owed: $57,467.00
  Interest Rate: 21.0%
  Maturity Date: November 02, 2023

- Creditor: Marcus by Goldman Sachs
  Amount Owed: $46,539.00
  Interest Rate: 8.99%
  Maturity Date: September 11, 2023

- Creditor: Ronald Smith
  Amount Owed: $153,637.00
  Interest Rate: 15.0%
  Maturity Date: May 02, 2023

- Creditor: Howard Davner
  Amount Owed: $119,903.00
  Interest Rate: 13.08%
  Maturity Date: January 21, 2029

- Creditor: 2611 Vehicle Loans:Vehicle Loan Ram 3500
  Amount Owed: $50,536.00
  Interest Rate: 7.84%
  Maturity Date: February 15, 2022

Related Party Transactions

- Name of Entity: Ronald Smith
  Relationship to Company: Investor
  Nature / amount of interest in the transaction: On November 2, 2022, the company entered into a loan agreement with Ronald Smith, one of the shareholders, in the amount of $150,000. The loan bears an interest rate of 15% and the maturity date is set on May 2, 2023. As of December 31, 2022, the outstanding balance of the loan is $150,000.
  Material Terms:

- Name of Entity: Howard Davner
  Relationship to Company: Employee & Shareholder
  Nature / amount of interest in the transaction: In the fiscal year 2022, Howard Davner, an employee and a shareholder of the company, engaged in multiple contractual arrangements involving debt instruments (including a promissory note, credit cards, and lines of credit) on behalf of the company. As of the concluding date of December 31, 2022, the total outstanding indebtedness owed to Howard Davner has accrued to an aggregate sum of $104,647.
  Material Terms:

Valuation

Pre-Money Valuation: $19,596,728.16

Valuation Details:

Beverage USA Holdings, Inc. dba NERD Focus ("NERD Focus" or the "Company") is a nootropic beverage company whose flagship product NERD Focus is a specially formulated drink designed to enhance clarity and concentration. The company has achieved growth over the past three fiscal years, with a track record of revenue generation. By the end of 2023, Beverage Holdings USA, Inc. is projected to surpass $2,000,000 in top-line revenue, demonstrating its strong financial performance.

One of the key strengths of Beverage USA Holdings, Inc. lies in its strategic partnerships. The company has formed valuable alliances with renowned sports teams and venues. NERD Focus is the Official Energy Drink of the San Antonio Spurs and the Official and Exclusive Energy Drink of the Frost Bank Center. In addition, NERD Focus is the Official Energy Drink of the New Jersey Devils and the Official and Exclusive Energy Drink of the Prudential Center. These partnerships provide Beverage USA Holdings, Inc. with extensive exposure and branding opportunities, reaching a diverse audience of sports enthusiasts. Beverage USA Holdings, Inc. has also established collaborations with well-known brands such as 7-Eleven, Retro Fitness, Sunoco, goPuff, Buccees, Murphy USA, and QuickCheck, further expanding its distribution network and customer base.

Beverage USA Holdings, Inc. has a projected annual run rate of $5,000,000, by year-end 2023 which we believe indicates the Company's potential for sustained growth. Furthermore, according to Polaris Market Research, the industry in which Beverage Holdings USA, Inc. operates exhibits a Compound Annual Growth Rate (CAGR) of 14.8%.

With a pre-money valuation of approximately $19,000,000, We believe Beverage Holdings USA, Inc. has positioned itself as a valuable player in the nootropic beverage market. Comparable companies within the industry have achieved similar valuations, highlighting the sector's attractiveness to investors. Notable examples of companies that have raised capital at similar valuations include Rockstar, Celsius, C4, Bai, KeVita, and Monster Energy. These companies have demonstrated their ability to generate substantial market interest and secure substantial investment.

Recent acquisitions in this space include:

- Rockstar Energy was acquired by Coca-Cola for $3.85B

- Monster Energy acquired a stake of $362M in Celsius

- Dr. Pepper Snapple Group acquired Bai Brands for $1.7B

- PepsiCo acquired probiotic drink maker, KeVita for an estimated $200M

- Coca-Cola acquired Monster Energy for $2.15B

The Company has already exceeded $1MM in revenues YTD and is very comfortable with its present forecast that we should hit our $2MM revenue target by year-end based on projected orders from contracts that we already have in place. We should be at an Annual Run Rate of approximately $4.5-5MM going into 2024. This would represent a 160+% increase in 2023 revenues over 2022 revenues and a similar increase in 2024 over 2023 should we just maintain the projected year-end ARR. As an emerging brand, we based our $19+MM valuation on those forward-looking projections. Our goal as a Company is to build a nationally recognized brand, drive top-line revenues, and ultimately be acquired by one of the major beverage companies at a significant premium.

Based on research of previous acquisitions in the space, most have taken place at 15-20x top-line sales. We believe that investing in our Company at a valuation of less than $20MM provide significant value, especially if we continue our growth and are successful in meeting or exceeding our projected revenue targets.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $300,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

The Company set its valuation internally, without a formal third-party independent evaluation

Use of Proceeds

If we raise the Target Offering Amount of $14,998.62 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,998.27, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Brand Development & Marketing
  40.0%
  We will use 40% of the funds raised for brand development and marketing, including continued sponsorships and radio advertising..

- Inventory
  30.0%
  We will use 30% of the funds raised for production runs of the product.

- Infrastructure & Personnel:
  24.5%
  We will use 24.5% of the funds to hire additional sales reps to support new markets. Wages to be commensurate with training, experience and position.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://nerdfocus.com/ (nerdfocus.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nerdfocus

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Beverage USA Holdings, Inc.

[See attached]

BEVERAGE USA HOLDINGS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Beverage USA Holdings, Inc.
Freehold, New Jersey

We have reviewed the accompanying financial statements of Beverage USA Holdings, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 11, 2023
Los Angeles, California

BEVERAGE USA HOLDINGS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 85,035	$ 52,550
Acccounts Receivable, net	19,797	18,945
Inventory	453,897	721,025
Total Current Assets	**558,729**	**792,520**
Property and Equipment, net	99,073	33,070
Intangible Assets	224,206	263,223
Total Assets	**$ 882,008**	**$ 1,088,812**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 354	$ -
Credit Cards	20,634	-
Current Portion of Loans and Notes	343,773	9,108
Other Current Liabilities	8,997	8,325
Total Current Liabilities	**373,757**	**17,433**
Promissory Notes and Loans	150,473	24,652
Total Liabilities	**524,230**	**42,084**
STOCKHOLDERS EQUITY		
Common Stock	8,871	7,838
Additional Paid in Capital	6,198,769	4,551,602
Shareholder Distribution	(16,800)	-
Retained Earnings/(Accumulated Deficit)	(5,833,062)	(3,512,712)
Total Stockholders' Equity	**357,778**	**1,046,728**
Total Liabilities and Stockholders' Equity	**$ 882,008**	**$ 1,088,812**

See accompanying notes to financial statements.

BEVERAGE USA HOLDINGS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 758,552	$ 734,735
Cost of Goods Sold	662,525	632,165
Gross profit	96,027	102,570
Operating expenses		
General and Administrative	1,670,406	1,962,220
Sales and Marketing	731,611	917,372
Total operating expenses	2,402,017	2,879,591
Operating Income/(Loss)	(2,305,990)	(2,777,022)
Interest Expense	14,360	774
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(2,320,350)	(2,777,796)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (2,320,350)**	**$ (2,777,796)**

See accompanying notes to financial statements.

BEVERAGE USA HOLDINGS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In	Retained earnings/	Shareholder	Total Shareholder
	Shares	Amount	Capital	(Accumulated Deficit)	Distribution	Equity
Balance—December 31, 2020	6,038,334	**$ 6,038**	**$ 1,483,962**	**$ (734,916)**		**$ 755,084**
Issuance of Stock	1,800,032	1,800	3,067,640			3,069,440
Net income/(loss)				(2,777,796)		(2,777,796)
Balance—December 31, 2021	7,838,366	7,838	4,551,602	$ (3,512,712)		**$ 1,046,728**
Issuance of Stock	1,032,500	1,033	1,647,168			1,648,200
Shareholder Distribution					$ (16,800)	(16,800)
Net income/(loss)				(2,320,350)		(2,320,350)
Balance—December 31, 2022	**8,870,866**	**$ 8,871**	**6,198,769**	**$ (5,833,062)**	**$ (16,800)**	**$ 357,778**

See accompanying notes to financial statements.

BEVERAGE USA HOLDINGS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (2,320,350)	$ (2,777,796)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	26,835	8,268
Amortization of Intangibles	39,017	39,017
Changes in operating assets and liabilities:		
Acccounts receivable, net	(852)	(18,945)
Inventory	267,128	(447,655)
Accounts Payable	354	(68)
Credit Cards	20,634	-
Other Current Liabilities	673	6,202
Net cash provided/(used) by operating activities	**(1,966,562)**	**(3,190,977)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(92,839)	(41,338)
Net cash provided/(used) in investing activities	**(92,839)**	**(41,338)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	1,648,200	3,069,440
Shareholder Distribution	(16,800)	
Borrowing on Promissory Notes and Loans	460,485	33,760
Net cash provided/(used) by financing activities	**2,091,885**	**3,103,200**
Change in Cash	32,485	(129,115)
Cash—beginning of year	52,550	181,665
Cash—end of year	**$ 85,035**	**$ 52,550**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 14,360	$ 774
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Beverage USA Holdings Inc. was incorporated on February 26, 2020 in the state of Nevada. The financial statements of Beverage USA Holdings, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Freehold, New Jersey.

We are a beverage supplier that sells a nootropics infused energy drink called NERD Focus. We sell the product through various channels.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Vehicles	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its various intellectual property acquired on April 1, 2020 Nerd Beverage Corporation. Intellectual property will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Income Taxes

Beverage USA Holdings Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of energy drinks called NERD Focus.

Cost of sales

Costs of sales include the cost of goods sold, payment fees, and shipping costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $731,611 and $917,372, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 11, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	453,897	721,025
Total Inventory	**$ 453,897**	**$ 721,025**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022		2021
Sales Tax Payable		8,997		6,562
Payroll Liabilities				1,763
Total Other Current Liabilities	**$**	**8,997**	**$**	**8,325**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,		2022		2021
Vehicles	$	134,177	$	41,338
Property and Equipment, at Cost		**134,177**		**41,338**
Accumulated depreciation		(35,103)		(8,268)
Property and Equipment, Net	**$**	**99,073**	**$**	**33,070**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $26,835 and $8,268 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,		2022		2021
Intelectual property acquired	$	325,000	$	325,000
Intangible assets, at cost		**325,000**		**325,000**
Accumulated amortization		(100,794)		(61,777)
Intangible assets, Net	**$**	**224,206**	**$**	**263,223**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 was in the amount of $39,017 and $39,017, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Expense
2023	$ (39,017)
2024	(39,017)
2025	(39,017)
2026	(39,017)
Thereafter	(68,138)
Total	**$ (224,206)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock at a par value of$0.001. As of December 31, 2022, and December 31, 2021, 8,870,866 shares and 7,838,366 shares were issued and outstanding, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Amazon Loan	$ 28,000	12.99%	9/5/2022	9/5/2023	$ 3,637	$ 1,166	$ 28,000	$ -	$ 29,166	$ -	$ -			
Vehicle Loan- Mercedes	$ 41,337	3.90%	1/26/2021	1/26/2026	$ 1,612	$ 1,612	$ 9,108	$ 16,385	$ 27,105	$ 1,612	$ 1,612	$ 9,108	$ 24,652	$ 35,372
Vehicle Loan- Mercedes	$ 43,030	3.99%	4/15/2022	4/15/5027	$ 1,223	$ 1,223	$ 9,504	$ 27,789	$ 38,516	$ -	$ -	$ -	$ -	$ -
Kabbage Loan	$ 30,000	21%	11/2/2022	11/2/2023	$ 1,018	$ 1,018	$ 56,448	$ -	$ 57,467	$ -	$ -	$ -	$ -	$ -
Marcus by Goldman Sachs	$ 50,000	8.99%	9/11/2022	9/11/2023	$ 1,367	$ 1,367	$ 45,172	$ -	$ 46,539	$ -	$ -	$ -	$ -	$ -
Loan Agreement- Ronald Smith	$ 150,000	15.00%	11/2/2022	5/2/2023	$ 3,637	$ 3,637	$ 150,000	$ -	$ 153,637	$ -	$ -	$ -	$ -	$ -
Loan Payable- Howard Davner	$ 123,758	13.08%	1/21/2022	1/21/2029	$ 16,188	$ 15,256	$ 35,076	$ 69,571	$ 119,903	$ -	$ -	$ -	$ -	$ -
2611 Vehicle Loans/Vehicle Loan Ram 3500	$ 48,808	7.84%	2/15/2022	2/15/2028	$ 3,827	$ 3,344	$ 10,464	$ 36,728	$ 50,536	$ -	$ -	$ -	$ -	$ -
Total					**$ 32,509**	**$ 28,624**	**$ 343,773**	**$ 150,473**	**$ 522,869**	**$ 1,612**	**$ 1,612**	**$ 9,108**	**$ 24,652**	**$ 35,372**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 343,773
2024	64,152
2025	64,152
Thereafter	22,169
Total	**$ 494,245**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(754,114)	$	(900,606)
Valuation Allowance		754,114		900,606
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(1,893,567)	$	(1,139,454)
Valuation Allowance		1,893,567		1,139,454
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,826,361, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,826,361. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On November 2, 2022, the company entered into a loan agreement with Ronald Smith, one of the shareholders, in the amount of $150,000. The loan bears an interest rate of 15% and the maturity date is set on May 2, 2023. As of December 31, 2022, the outstanding balance of the loan is $150,000.

In the fiscal year 2022, Howard Davner, an employee and a shareholder of the company, engaged in multiple contractual arrangements involving debt instruments (including a promissory note, credit cards, and lines of credit) on behalf of the company. As of the concluding date of December 31, 2022, the total outstanding indebtedness owed to Howard Davner has accrued to an aggregate sum of $104,647.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through August 11, 2023, which is the date the financial statements were available to be issued.

During the fiscal year 2023, the Company has issued 687,500 Common Stock.

On May 19, 2023, the Company entered into Rocket Loan agreement in the amount of $18,802 and the maturity date is set on April 19, 2028. On June 1, 2023, the Company entered into an agreement with Pearl Delta Funding in the amount of $127,880. Additionally, on February 2, 2023, the Company entered into a financing agreement with Bluevine in the amount of $150,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,305,990, an operating cash flow loss of $1,966,562, and liquid assets in cash of $85,035, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

10 DAYS LEFT

GET A PIECE OF NERD FOCUS

The Original Think Drink™

Powerful nootropics-based drink with potent ingredients, enhancing focus & concentration. Embraced by thousands and, in our view, redefining the future of the energy drink.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


NERD
FOCUS
The Original Think Drink™

$323,264.17 Raised

REASONS TO INVEST

- Product Innovation: The "Original Think Drink" with nootropics and performance-boosting nutrients, addressing the need for enhanced focus and motivation in today's fast-paced and stimulated world.
- We believe we are well-positioned in the $29.24B global nootropics market and $760B U.S. non-alcoholic beverage industry .*
- Exceptional Team: NERD Focus boasts an exceptional team from a number of esteemed enterprises, such as Goldman Sachs, Disney Consumer Products, and Red Bull.

Get Equity
$2.01 Per Share

RAISED	INVESTORS
$323,264.17	222
MIN INVEST	**VALUATION**
$399.99	$19.6M

TEAM



Rocco J. LaVista • President, CEO, Board Member
Rocco has worked in the financial services industry for the past 25+ years. He is a proven leader and a co-founder of Beverage USA, where he has served as an Officer and Director since inception. Prior to his position at Beverage USA, Rocco was the founder ...
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Salvatore Salvato • Executive V.P. of National Sales & Distribution
Sal has over 25 years in the Beverage Industry, specializing in new product launches, sales and distribution. He spent 10 years at Red Bull, where he managed the initial launch of the product in the NY/NJ Metro Market. He went on to manage the distributor...
Read More



Howard Davner • Co-Founder
Howard is an experienced CEO with over 25 years in the finance industry. He started his career as a market maker and seat holder on the New York Stock Exchange. He spent the majority of his career on Wall Street with Goldman Sachs before starting his own banki...
Read More

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THE PITCH

Meet the “Original Think Drink" Revitalizing the Energy Drink Industry

We are NERD Focus— the groundbreaking "Original Think Drink™" that we believe is revolutionizing the energy drink landscape! With an unparalleled fusion of powerful nootropics and performance-boosting nutrients, NERD is on a mission to redefine clarity, concentration, and motivation like never before. With our product already available in over 2,000 locations, we've captured the attention of diverse consumers, from young, trendy adults to college students, athletes, gamers, and Gen Z enthusiasts. In addition, our retail relationships with Buc-ee’s and H-E-B underscore the market's readiness for our product. These partnerships reinforce our distribution channels and lay the groundwork for NERD's expansion and revenue potential.


Our products are
currently available in
over 2,000 locations.
7 ELEVEN
H-E-B
MURPHY USA
BUC-EE'S

Investing in NERD Focus today means being part of a game-changing company that's not only smarter than energy but also sharper than the competition! Together, let's fuel the ambitions of millions and make NERD Focus the go-to drink worldwide!

THE OPPORTUNITY

Powering on Productivity

In 2006, a visionary UTSA student recognized the need for a safer and more effective solution to boost mental focus and stamina while he was preparing for med school. Instead of relying on highly-caffeinated energy drinks and potentially harmful substances that others had, he embarked on a groundbreaking journey with the support of his professors to create a unique and powerful solution.


Our cutting-edge
blend enhances
stamina, strength,
focus, concentration,
and motivation,
making it a game-
changer in the
energy drink space.
NERD Zero Calorie,
our zero-sugar
variant, further


FLIS
PAGI
BLACK MIRA

our *zero-sugar* variant, further reinforces our commitment to offering innovative products that cater to health-conscious consumers.

What sets NERD apart from the competition is its proprietary formula infused with powerful nootropics and performance-boosting nutrients. This cutting-edge blend enhances stamina, strength, focus, concentration, and motivation, making it a game-changer in the energy drink space. NERD Zero Calorie, our zero-sugar variant, further reinforces our commitment to offering innovative products that cater to health-conscious consumers.

NERD has the advantage of being one of the first in a rapidly growing nootropics market. We are “The Original Think Drink”! Our product has already made its mark, being sold in over 2,000 locations and captivating the attention of young, trendy adults, college students, teenagers, athletes, gamers, millennials, and Gen Z. With decades of combined experience in finance, investment banking, hospitality, and beverages, we feel our leadership team possesses the expertise needed to guide NERD towards exceptional growth and profitability. We feel our track record of successful business building companies and securing exits for previous ventures further solidifies their ability to lead NERD to success.

A proprietary focus, concentration, and memory formula infused with powerful nootropics + performance -boosting nutrients

ALPHA-GPC

A compound made up of choline and glycerophosphate with neuroprotective activity, Alpha-GPC has been shown to significantly support cognitive abilities, learning, and memory.

DMAE

A natural product found in fish oils. Use studies have shown an increase in vigilance and mental alertness with a positive influence on mood.

HUPERZINE-A

A centuries old Chinese herb that is used for memory support and improving cognitive performance. It prevents the breakdown of acetylcholine which is vital for memory and learning.

GINKGO BILOBA

Used for thousands of years; it improves blood flow to the brain and acts as an antioxidant; boosting memory ability as well as cognitive speed.

GABA

An amino acid produced naturally in the brain, GABA functions as a neurotransmitter, facilitating communication among brain cells and aiding with stress relief, focus, and mental clarity.

NERD FOCUS

THE MARKET & OUR TRACTION

Seize the Nootropic Beverage Boom

NERD Focus presents an exciting opportunity in the rapidly growing nootropic functional beverages market. With the global nootropics market projected to reach USD 29.24 billion by 2028 (source), and the U.K. nootropic functional beverages market size expected to reach USD 260.2 million by 2027 (source), the potential for growth is undeniable. We believe NERD is uniquely positioned to capitalize on consumers' increasing focus on wellness, endurance, and alertness.

The United States' non-alcoholic beverage industry is valued at about $760 billion and the global beverage market reaches an astounding $1.8 trillion (source).



The Market
$1.8
TRILLION
Global Beverage
Market in 2022
$760 B
Non-alcoholic
Beverage Industry in 2022
$29.24 B
Global Nootropics
Market Projections
by 2028
ORIGINAL
NERD
FOCUS
FOCUS + ENERGY SUPPLEMENT
12 FL. OZ. (355ml)

* Source | Source | Source

NERD Focus boasts major sports sponsorships. We are the Official Energy Drink of the San Antonio Spurs and the Official & Exclusive Energy Drink of the Frost Bank Center. We are also the Official and Exclusive Energy Drink Partner of UFC Bantamweight Champion Aljamain Sterling.

Moreover, we have successfully penetrated the convenience store market, with a significant presence in stores like Tiger Mart,7-11, and larger chain convenience stores. Our partnerships with Murphy's USA, set to roll out in October across 1,500+ stores, and Quick Check in January, with an additional 155+ stores, are expected to be a major boost to our overall business. Additionally, NERD Focus has a growing online presence, including sales on Amazon and our own website, nerdfocus.com.

WHY INVEST

Fuel Your Focus and Ignite Your Ambitions with NERD Focus


ENERGY SHOT
NERD
FOCUS
Fuel the ambitions of millions and make NERD Focus the go-to "Original Think Drink™" worldwide

Invest in NERD Focus today and become part of the groundbreaking "Original Think DrinkTM" revolutionizing the energy drink industry! Leading the rapidly growing nootropics market and available in over 2,000 locations, we feel that NERD is ready for growth. Our functional nootropic beverage backed by scientific studies, positively positions us in the functional beverages market. We invite you to invest in this exceptional opportunity and join us on our journey to rewrite the future of energy and focus. Together, let's fuel the ambitions of millions and make NERD Focus the drink of choice worldwide!

ABOUT

HEADQUARTERS
7 South St Fl 3
Freehold, NJ 07728

WEBSITE
View Site

Powerful nootropics-based drink with potent ingredients, enhancing focus & concentration.
Embraced by thousands and, in our view, redefining the future of the energy drink.

TERMS

NERD Focus

Overview

PRICE PER SHARE
$2.01

VALUATION
$19.6M

DEADLINE
Apr. 30, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$399.99

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.27

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
7,462

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
614,427

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Beverage Holdings USA, Inc., you are eligible for additional bonus shares.

Combo/Avid Investor Perks

Early Bronze

Invest $500+ within the first 72 hours and receive 2 Cases of NERD Focus.

Early Gold

Invest $1,000+ within the first two weeks and receive 7% bonus shares.

Early Silver

Invest $2,500+ within the first 72 hours and receive 10% bonus shares.

Early Platinum

Invest $5,000+ within the first two weeks and receive 12% bonus shares.

Early Diamond

Invest $10,000+ within the first two weeks and receive 15% bonus shares.

Volume-Based Perks

Tier 1 | $500+

Invest $500+ and receive an invitation to Private Investor Group.

Tier 2 | $1,000+

Invest $1,000+ and receive 2 Cases of NERD Focus.

Tier 3 | $5,000+

Invest $5,000+ and receive 1 Case of NERD Focus every month for 12 months, NERD Lifestyle Swag Bag + 3% bonus shares.

Tier 4 | $10,000+

Invest $10,000+ and receive 2 Cases of NERD Focus every month for 12 months, NERD Lifestyle Swag Bag + 5% bonus shares.

Tier 5 | $25,000+

Invest $25,000+ and receive 2 Cases of NERD Focus every month for 12 months, NERD Lifestyle Swag Bag, 2 VIP tickets to a game/show of your choice at the Prudential Center (NJ), MetLife Stadium (NJ), or the Frost Bank Center (San Antonio, TX)+ 10% bonus shares *Investor is responsible for all travel to and from location to event and location.

Tier 6 | $50,000+

Invest $50,000+ and receive 2 Cases of NERD Focus every month for 12 months, NERD Lifestyle Swag Bag, 4 VIP tickets to a game/show of your choice at the Prudential Center (NJ), MetLife Stadium (NJ), or the Frost Bank Center (San Antonio, TX)+ 15% bonus shares *Investor is responsible for all travel to and from location to event and location.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Beverage Holdings USA, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.01 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $201. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

Sports Illustrated

'We're Proud!' Behind the Spurs' Energy-Drink Partnership With NERD Focus

View Article

Yahoo! Finance

NERD Focus Expands New York Metro Area Footprint to Potentially Reach 5,000 Stores with Cool River Retail Distribution Deal

View Article

Seeking Alpha

UFC Champion Aljamain Sterling joins NERD Focus as Official Ambassador and Equity Partner

View Article

CBS Austin

Spring Essentials for SUNSHINE!

View Article

NBA

SAN ANTONIO SPURS ANNOUNCE NERD FOCUS AS OFFICIAL ENERGY DRINK PARTNER

View Article

ALL UPDATES

01.24.24

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the NERD Focus offering. Here's an excerpt describing the specifics of the change:

Issuer is extending their end date to April 30th, 2024.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

01.17.24

Behind The Spurs Partnership With NERD Focus

'We're Proud!' Behind the Spurs' Energy-Drink Partnership With NERD Focus, a drink that boasts ingredients to stimulate brain function as well as provide energy certainly sounds appealing on paper, and to the San Antonio Spurs, it was. That's why they partnered with the local brand to build a mutually-beneficial relationship for this season and beyond.

MATT GUZMAN JAN 13, 2024 9:00 AM EST

In this story: SAN ANTONIO SPURS

JAN. 4; SAN ANTONIO — Midway through the second half trailing by just two points to the Milwaukee Bucks, the San Antonio Spurs needed a little pick-me-up. Up until that point, third quarters hadn't been kind to the league's youngest team. In fact, they were disastrous. It was the period where close games became blowouts, and against the Bucks, it almost seemed like that would once again be the case. "We did start the first couple of minutes a little bit slow," Spurs rookie Victor Wembanyama said of the initial minutes in the second half of that game. "But I'm glad we got it back together. During the game, that's one of our main focus points." As consistently as it was a focus point, however, it was also a foregone conclusion. The Spurs were going to lose, and the third quarter was going to be the reason why. But Frost Bank Center had a different idea for the early-January evening. Jan 4, 2024; San Antonio, Texas, USA; San Antonio Spurs mascot Coyote performs during the second half against the Milwaukee Bucks at Frost Bank Center.© Scott Wachter-USA TODAY Sports With 6:56 left in the third quarter, the Spurs called a timeout. The entire sell-out crowd in the arena buzzed anxiously as the team went shot-for-shot with one of the league's best squads. But before they had too much time to think about it during the break in game action, however, they got a little looser. That was courtesy of Otis Day and the Knights. Dressed in a Greek toga, San Antonio's famed Coyote hit the floor to dance along to one of the band's most popular hits, "Shout," as a way to get the crowd's energy up. He danced around, joined by the collective cheers of the Spurs faithful eager to support the Silver & Black through thick and thin. They sang as the Coyote dropped lower to the floor — nearly completely laying down — and as he rose back up with the music. They sang and danced, too, as the he exited the floor and the Spurs once again took the court to finish out what ended up being their best third quarter of the season. For the Spurs, facing the Bucks was a big occasion. A spectacle, to the say the least. But for the crowd, it was just another home game. Another time to watch the Spurs play basketball. And in San Antonio, that simply means more. It means everything. That's why it was so important for Beverage USA Co-Founder and President, Rocco LaVista, and NERD Focus to partner with the Texas-based team. And that they did. NERD Focus, the official energy drink of the San Antonio Spurs, has been partners with Texas-based Spurs since March of 2023. "They'll sell out games, even when they're not doing that great," LaVista told InsideTheSpurs.com. "It's a really, really loyal fan base. They definitely have a lot going for them. And even their sponsors — I mean, if you go into into Frost Bank Center, they've got real-deal sponsors." Frost Bank, for starters, is the newly-minted jersey-patch sponsor for the Spurs, while H-E-B continues to hold an impressionable presence both inside the arena and on TV. Even Whataburger has a location inside the arena's concourse. In San Antonio, the Spurs are the place to be. That's been made clear. "We're the only show in town," Spurs shooting guard Doug McDermott said of the relationship between the team and its fans. "Everyone loves the Spurs, and we want to keep that going." So, with plenty of sponsors and exposure, NERD Focus wanted a chance to be seen at the same level, even sponsoring a Spurs tradition at every game: the Fan of the Game. "It's awesome," LaVista said. "We've been at game[s] where they do that takeover and, you know, it's a proud moment. We're proud to do it. We're proud to have these partnerships, that's for sure." Before Beverage USA, LaVista and NERD Focus got to have their brand's signature green color displayed at Frost Bank Center, however, they had to start somewhere. And that somewhere was at UTSA, before LaVista even got involved with the company. Vin Montes — a student at the time — got together with some of his professors in San Antonio with a goal in mind: to give his fellow Roadrunners a healthier alternative to attaining focus for their studies. "He saw that a lot of students were taking Adderall, and other stuff like that," LaVista said. "He wanted to create a natural alternative for that." So, with his goal in mind and his professors ready to help, Montes developed "NERD." And as quickly as it came together, it became a hit among his friends and social circles. "They actually started selling it on and around campus," LaVista explained. "It was a real grassroots campaign and it really took off. They actually got it into a lot of stores." As NERD began to grow, so, too did its visibility and accessibility. Eventually, it reached a point of national interest, where LaVista and his team took over the company from Montes. Then a short while later, a re-branded version of Montes' creation hit the stories in Texas — eventually making its way into H-E-B — and NERD Focus was born boasting a cleaner, sleeker look. But despite the updated look and new management, the drink still remained focused — no pun intended — on its roots. San Antonio roots. "We're a San Antonio based brand," LaVista said. "That certainly is a differentiating factor. And as far as other drinks [go], We're the first of its kind. The original 'think drink.'" Energy drinks, plain and simple, give you energy. That's what makes the market so saturated. There are countless ways to provide that and countless options for customers to choose from. NERD Focus is another option, but with an added bonus. The drink boasts five main ingredients to not only provide energy, but increase brain function. Alpha-GPC, Huperzine-A, DMAE, GABA and Ginkgo Biloba headline those added substances, and are listed on each can as a way to promote transparency and the drink's potential benefits — regardless of if the customer was a usual energy-drink user. And safe to say, the Spurs loved it. "We welcome the opportunity to partner with a cutting-edge brand like NERD Focus that aligns with our organization's commitment to innovation and excellence," VP of Global Partnerships for Spurs Sports & Entertainment Katrina Palanca said when the partnership was announced in March. "Rooted in San Antonio, both the Spurs and NERD represent the potential for growth and success on a global scale.That growth started with LaVista entering the ring, but has since gone far beyond just him. Joining San Antonio's professional basketball team just made it that much better. "It's a pretty exciting time to be a part of this organization," LaVista said. "The cool thing about it is, especially with within the arena, the only energy drink available is NERD Focus. And a lot of people know it because they're from the area." While fans enjoy their Whataburger, popcorn and any other refreshments in-between, they also have the option to grab a can of NERD Focus — which has proven to be a success when paired with the constant advertisement during the games and around the arena."Activations at Frost Bank Center ... have really led to [our] growth," LaVista said. "But I think it's really the synergy with all of these partnerships, that has really been the biggest factor in our recent success." And it isn't just the fans who have bought into the drink and its benefits. "Sandro [Mamukelashvili] has definitely tried the drink," LaVista said with a chuckle. "They sent us a little video clip with him [in it] saying 'Hey, Rocco. I love NERD. I want to I want to get involved with you guys.'" The company at the time didn't have the capacity to make a sponsorship happen, but it did help them to continue growing their brand and eventually land with the Spurs. And now that NERD Focus is the sponsor of each home stand's Fan of the Game, that door could certainly be opened once again. And when it is, LaVista will be the first to hop on the train. Not only as a businessman, but as a Spurs fan. "San Antonio's fanbase is absolutely awesome," LaVista said. "We're very, very happy to be a part of it."

BY MATT GUZMANTexas-based, Missouri-educated and deeply passionate about storytelling, Matt Guzman is an NBA reporter covering the San Antonio Spurs and New York Knicks for SI/FanNation.

01.12.24

Beverage USA Posts Record Revenues For 2023

Beverage USA, the parent company of the powerful nootropics infused energy drink NERD Focus, posted record revenues in 2023. Top line revenues came in at over $1.5MM, which represents a 98% increase over 2022 sales. The increase was due to the addition of some key customers as well as the expansion of the company's distribution channels. "We're super excited about the momentum we've generated in 2023. Our 4Q rollouts of Murphy USA and QuickChek, as well as our continued expansion throughout the NJ/NY Metro market, have put us in a tremendous position entering 2024" states Beverage USA CEO Rocco LaVista. "We're very comfortable with our revenue projection of $5MM+ this year based on our current customer base as well as new stores that we will be rolling out in the 1Q." For more information, please visit nerdfocus.com.

Although forward-looking statements contained in this article are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

12.27.23

Insider Investment Notice

Thanks to Reg CF rules, our founders, officers, board members, and their immediate family can invest in the offering with the appropriate disclosures. At this time, our insiders have invested $1,000 in the offering.

Want to invest in the offering with us? LINK HERE.

Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

12.05.23

NERD Focus Rolls Out on Shelves at QuickChek

For Immediate Release

Fuel Up With Enhanced Focus: NERD Focus Rolls Out on Shelves at QuickChek

Rolling out “The Original Think Drink” to QuickChek stores in New Jersey and New York to bring nootropics-infused beverages to people on the move.

FREEHOLD, N.J (November 28, 2023) - NERD Focus – the energy drink with powerful nootropics and performance-boosting nutrients – today announces its deal with convenience store chain QuickChek to distribute “The Original Think Drink” to 153 stores in New Jersey and New York.

“Convenience stores and gas stations are the go-to places for people on the move to head to when looking for pick-me-ups, and we are excited to kickstart our partnership with QuickChek, a well-established northeastern US convenience store chain,” said Beverage USA Co-Founder Rocco LaVista. “Our partnership is more than just about providing clean and effective energy; it's about expanding our footprint and reaching new audiences. We look forward to fueling the growth of both our brand and the potential of everyone who chooses NERD Focus on their journey."

NERD Focus has been growing its footprint in the New Jersey and New York Metro Area markets in recent years. This new distribution network will make it easier for consumers to access this science-backed energy drink formulated to enhance mental acuity conveniently on the go.

With a proprietary formula aimed at aiding mental acuity for those that need it most – from college students to healthcare workers to professional athletes – NERD Focus’ growing footprint at retailers makes it accessible across Texas, New Jersey and the New York Metro area, where it is already available at over 3,500 convenience stores, bodegas, and grocers.

The focus drink is currently available in Green Original and Blue Zero Calorie, offering consumers a smarter and safer alternative to traditional energy drinks with a refreshing citrus taste packed with vitamins and natural ingredients.

To learn more about NERD Focus, visit the website at https://nerdfocus.com/, and use the store locator to shop the beverages near you.

About NERD Focus:

In 2006, a student at the University of Texas at San Antonio on the path to med school witnessed his colleagues rely on highly caffeinated energy drinks with potentially dangerous ingredients to increase mental stamina and focus. With the help of his professors, they created a "Think Drink" and within weeks, had students lining up outside of his campus apartment to purchase his new drink – NERD Focus. NERDTM became established and began selling on college campuses in Texas directly to students, building a grassroots network of distributors and

fans. After creating a very loyal following at Texas universities and local retailers, NERDTM was acquired by Beverage USA in 2020 to invest into scaling the beverage brand nationwide. For more information about NERD Focus, visit NERDFocus.com and follow us on Facebook, Twitter and Instagram.

###

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into NERD Focus.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Tier 1

Invest $500+ and receive an invitation to Private Investor Group.

Select

$1,000

Tier 2

Invest $1,000+ and receive 2 Cases of NERD Focus.

Select

$5,000

Tier 3

Invest $5,000+ and receive 1 Case of NERD Focus every month for 12 months, NERD Lifestyle Swag Bag + 3% bonus shares.

Select

$10,000

Tier 4

Invest $10,000+ and receive 2 Cases of NERD Focus every month for 12 months, NERD Lifestyle Swag Bag + 5% bonus shares.

Select

$25,000

Tier 5

Invest $25,000+ and receive 2 Cases of NERD Focus every month for 12 months, NERD Lifestyle Swag Bag, 2 VIP tickets to a game/show of your choice at the Prudential Center (NJ), MetLife Stadium (NJ), or the Frost Bank Center (San Antonio, TX)+ 10% bonus shares *Investor is

Select

$50,000

Tier 6

Invest $50,000+ and receive 2 Cases of NERD Focus every month for 12 months, NERD Lifestyle Swag Bag, 4 VIP tickets to a game/show of your choice at the Prudential Center (NJ), MetLife Stadium (NJ), or the Frost Bank Center (San Antonio, TX)+ 15% bonus shares *Investor is

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Jaime Garcia
18 days ago

Hello, I'm excited to be part of the private investment group! Would love to find out more information about i...
Show more

0 0

Shawn Clark
2 months ago

When does campaign close?

0 0

Wayne Saffold
3 months ago

I invested December 28th. I didn't get a confirmation but my funds were taken. I need help. I called Chris ...
Show more

1 0

Rocco LaVista
NERD Focus • 3 months ago

Hey Wayne - I see your investment. Your funds are currently in escrow until we request a disbursement - ...
Show more

0

Bryan Powell
3 months ago

Hi, as a LONG TIME fan of this drink, I am curious why NOW, do you need this round of funding? ...
Show more

2 0

Rocco LaVista
NERD Focus • 3 months ago

Hey Bryan - thank you for being a long time fan of NERD! The reason we need funding now is to expand our ...
Show more

0

View 1 more reply

RS

Rayco Saunders
3 months ago

With All Due Respect, this drink is one of the UNHEALTHIEST products on the market! As a forme...
Show more

2 0

RL

Rocco LaVista
NERD Focus • 3 months ago

Rayco! We're VERY glad that you took the time to share your thoughts. I think "UNHEALTHIEST" is a bit ...
Show more

0

View 1 more reply

RB

Redouan Badri Seffany
3 months ago

can you extend deadline 1 or 2 months? 14 february is so close, thanks

1 0

RL

Rocco LaVista
NERD Focus • 3 months ago

The timeframe of our campaign is determined by StartEngine. If we continue to be successful on the ...
Show more

0

JT

John Tarr
4 months ago

Not answering investor questions is a bad look folks.

3 0

RL

Rocco LaVista
NERD Focus • 3 months ago

Sorry - it's been an extremely busy month! No excuse - I'll stay on top of this message board going forward!

0

View 2 more replies

WC

W Kim Colich
5 months ago

Hi, What differentiates NERD Focus from TruBrain? And why is NERD Focus a better investment? Thanks. ...
Show more

1 0

RL

Rocco LaVista
NERD Focus • 3 months ago

We're only similar in that both products contain nootropics. TruBrain offers capsules and 1 oz. shots an...
Show more

0

DC

Dylan Cain
5 months ago

Can you please let me know the 2022 total revenue? And 2023 revenue to date? And current run rate?

1 0

RL

Rocco LaVista
NERD Focus • 3 months ago

Dylan - sorry for the late reply! We did $758K in revenues in 2022. We finished up 2023 with over ...
Show more

0

Show More Comments

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Anthony DeMint
3753 Howard Hughes Pkwy Second Floor, Suite 314
Las Vegas, NV 89169

Work Order #: W2020022602082
February 26, 2020
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 21815

Charges

Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Articles of Incorporation-For-Profit • 100,000,000@0.001 Common = $100,000.00 • 10,000,000@0.001 Preferred = $10,000.00 • # Of No Par Values Shares 0 • Authorized Value $110,000.00	20200504985	2/26/2020 4:26:25 PM	InternalReview	1	$175.00	$175.00
Initial List	20200504987	2/26/2020 4:26:26 PM	InternalReview	1	$650.00	$650.00
Total						$825.00

Payments

Type	Description	Payment Status	Amount
Credit Card	5827631725086281303095	Success	$825.00
Total			$825.00

Credit Balance: $0.00

Anthony DeMint
3753 Howard Hughes Pkwy Second Floor, Suite 314
Las Vegas, NV 89169

STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Anthony DeMint
3753 Howard Hughes Pkwy Second Floor, Suite 314
Las Vegas, NV 89169

Work Order #: W2020022602082
February 26, 2020
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 21815

Charges

Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Articles of Incorporation-For-Profit • 100,000,000@0.001 Common = $100,000.00 • 10,000,000@0.001 Preferred = $10,000.00 • # Of No Par Values Shares 0 • Authorized Value $110,000.00	20200504985	2/26/2020 4:26:25 PM	InternalReview	1	$175.00	$175.00
Initial List	20200504987	2/26/2020 4:26:26 PM	InternalReview	1	$650.00	$650.00
Total						$825.00

Payments

Type	Description	Payment Status	Amount
Credit Card	5827631725086281303095	Success	$825.00
Total			$825.00

Credit Balance: $0.00

Anthony DeMint
3753 Howard Hughes Pkwy Second Floor, Suite 314
Las Vegas, NV 89169

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

02/26/2020

Work Order Item Number:	W2020022602082 - 431825
Filing Number:	20200504985
Filing Type:	Articles of Incorporation-For-Profit
Filing Date/Time:	02/26/2020 16:26:25 PM
Filing Page(s):	12

Indexed Entity Information:

Entity ID: E5049862020-8	Entity Name: Beverage USA Holdings, Inc.
Entity Status: Active	Expiration Date: None

Commercial Registered Agent
DEMINT LAW, PLLC
3753 HOWARD HUGHES PKWY STE 200-314, LAS VEGAS, NV 89169, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

02/26/2020

Work Order Item Number:	W2020022602082 - 431826
Filing Number:	20200504987
Filing Type:	Initial List
Filing Date/Time:	02/26/2020 16:26:26 PM
Filing Page(s):	2

Indexed Entity Information:

Entity ID: E5049862020-8
Entity Name: Beverage USA Holdings, Inc.
Entity Status: Active
Expiration Date: None

Commercial Registered Agent
DEMINT LAW, PLLC
3753 HOWARD HUGHES PKWY STE 200-314, LAS VEGAS, NV 89169, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E5049862020-8
Barbara K. Cegavske	Filing Number 20200504985
Secretary of State State Of Nevada	Filed On 02/26/2020 16:26:25 PM
	Number of Pages 12

Formation - Profit Corporation

☑ NRS 78 - Articles of Incorporation Profit Corporation ☐ NRS 80 - Foreign Corporation ☐ NRS 89 - Articles of Incorporation Professional Corporation

☐ 78A Formation - Close Corporation

(Name of closed corporation MUST appear in the below heading)

Articles of Formation of ____________________ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGH LIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)
Beverage USA Holdings, Inc.

2. Registered Agent for Service of Process: (Check only one box)
☑ Commercial Registered Agent (name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or position with Entity (title and address below)

DEMINT LAW, PLLC
Name of Registered Agent OR Title of Office or Position with Entity

Street Address	City		Zip Code
3753 HOWARD HUGHES PKWY STE 200-314	LAS VEGAS	Nevada	89169

Mailing Address (If different from street address)	City		Zip Code
		Nevada	

2a. Certificate of Acceptance of Appointment of Registered Agent:
I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X DeMint Law, PLLC by Anthony N. DeMint — 02/26/2020
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity — Date

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)
This corporation is a close corporation operating with a board of directors ☐ Yes OR ☑ No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders
(NRS 78: Board of Directors/ Trustees is required.
NRS 78a: Required if the Close Corporation is governed by a board of directors.
NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

1) Name: Howard Davner

Address	City	State	Zip Code
72 O'Connor Circle	West Orange	NJ	07052

2) Name: Rocco LaVista

Address	City	State	Zip Code
10 Rodeo Drive	Jackson	NJ	08527

5. Jurisdiction of Incorporation: (NRS 80 only)
5a. Jurisdiction of incorporation:
5b. I declare this entity is in good standing in the jurisdiction of its incorporation. ☐

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. Yes ☐
7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	Any legal purpose
8. Authorized Shares: (Number of shares corporation is authorized to issue)	Number of common shares with Par value: 100000000.0 Par value: $ 0.001 Number of preferred shares with Par value: 10000000.0 Par value: $ 0.001 Number of shares with no par value: 0 If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.
9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. Name, Address and Signature of the Incorporator for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. Name: Rocco LaVista Country: United States Address: 10 Rodeo Drive City: Jackson State: NJ Zip/Postal Code: 08527 X Rocco LaVista (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:

(attach additional page(s) if necessary)

Filed in the Office of	Business Number E5049862020-8
Barbara K. Cegavske	Filing Number 20200504985
Secretary of State State Of Nevada	Filed On 02/26/2020 16:26:25 PM
	Number of Pages 12

ARTICLES OF INCORPORATION

OF

BEVERAGE USA HOLDINGS, INC.

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, being at least eighteen (18) years of age and acting as the incorporator of the Corporation hereby being formed under and pursuant to the laws of the State of Nevada, does hereby certify that:

Article I - NAME

The exact name of this corporation is:

BEVERAGE USA HOLDINGS, INC.

Article II - REGISTERED OFFICE AND RESIDENT AGENT

The registered office and place of business in the State of New Jersey of this corporation shall be located at 72 O'Connor Circle, West Orange, New Jersey 07052. The resident agent of the corporation is DeMint Law, PLLC, whose address is 3753 Howard Hughes Parkway, Second Floor Suite 314, Las Vegas, Nevada 89169.

Article III - DURATION

The Corporation shall have perpetual existence.

Article IV - PURPOSES

The purpose, object and nature of the business for which this corporation is organized are:

(a) To engage in any lawful activity, (b) To carry on such business as may be necessary, convenient, or desirable to accomplish the above purposes, and to do all other things incidental thereto which are not forbidden by law or by these Articles of Incorporation.

Article V - POWERS

This Corporation is formed pursuant to Chapter 78 of the Nevada Revised Statutes. The powers of the Corporation shall be those powers granted by 78.060 and 78.070 of the Nevada Revised Statutes under which this corporation is formed. In addition, the corporation shall have the following specific powers:

(a) To elect or appoint officers and agents of the corporation and to fix their compensation; (b) To act as an agent for any individual, association, partnership, corporation or other legal entity; (c) To receive, acquire, hold, exercise rights arising out of the ownership or possession thereof, sell, or otherwise dispose of, shares or other interests in, or obligations of, individuals, association, partnerships, corporations, or governments; (d) To receive, acquire, hold, pledge, transfer, or otherwise dispose of shares of the corporation, but such shares may only be purchased, directly or indirectly, out of earned surplus; (e) To make gifts or contributions for the public welfare or for charitable, scientific or educational purposes.

Article VI - CAPITAL STOCK

Section 1. Authorized Shares. The total number of shares which this corporation is authorized to issue is 100,000,000 shares of Common Stock of $0.001 par value, 7,500,000 shares of blank check Preferred Stock of $0.001 par value and 2,500,000 shares of Series A Convertible Preferred Stock of $0.001 par value. The rights, preferences, restrictions and other matters relating to the Series A Convertible Preferred Stock are as follows:

Section I. Designation and Amount. There is hereby authorized to be issued out of the authorized and unissued shares of preferred stock of the Corporation a class of preferred stock designated as the "Series A – Super Voting Convertible Preferred Stock" ("Series A Preferred Stock") and the number of shares constituting such class shall be 2,500,000.

Section II. Voting Rights. Holders of the Series A Preferred Stock shall be entitled to cast ten (10) votes for each share held of the Series A Preferred Stock on all matters presented to the stockholders of the Corporation for stockholder vote which shall vote along with holders of the Corporation's Common Stock on such matters.

Section III. Redemption Rights. The Series A Preferred Stock is not redeemable by the Corporation.

Section IV. Conversion Rights. The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Upon the occurance of a "liquidity event", each share of Series A Preferred Stock shall be convertible into ten (10) shares of the Company's Common Stock, at the option of the holder thereof, at any time following the date of the "liquidity event", at the office of this Corporation or any transfer agent for such stock. "Liquidity event" shall be defined as: (1) a public offering of the Corporation securities; (2) a sale of substantially all of the assets of the Corporation; or (3) a purchase by a third-party of more than 51% of the Corporation's outstanding securities.

(b) Mechanics of Conversion. Before any holder of shares of Series A Preferred Stock shall be entitled to convert the same into shares of Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of this Corporation or of any transfer agent for the shares of Series A Preferred Stock, and shall give written notice to this Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of shares of Series A Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.

(c) No Impairment. This Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this section and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the shares of Series A Preferred Stock against impairment.

(d) Reservation of Stock Issuable Upon Conversion. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, in addition to such other remedies as shall be available to the holder of such shares of Series A Preferred Stock, this Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Corporation's Articles of Incorporation.

(e) Notice. Any notice required by the provisions of this section to be given to the holders of shares of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this Corporation.

Section V. Protective Provisions. So long as any shares of Series A Preferred Stock are outstanding, this Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the Holders of the Series A Preferred Stock which is entitled, other than solely by law, to vote with respect to the matter, and which Preferred Stock represents at least a majority of the voting power of the then outstanding shares of such Series A Preferred Stock:

(a) sell, convey, or otherwise dispose of or encumber all or substantially all of its property or business or merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or effect any transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Corporation is disposed of;

(b) alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock so as to affect adversely the shares;

(c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of preferred stock;

(d) authorize or issue, or obligate itself to issue, any other equity security, including any other security convertible into or exercisable for any equity security (i) having a preference over, or being on a parity with, the Series A Preferred Stock with respect to dividends or upon liquidation, or (ii) having rights similar to any of the rights of the Series A Preferred Stock; or

(e) amend the Corporation's Articles of Incorporation or bylaws

Section VI. Other Rights. Except as otherwise stated herein, there are no other rights, privileges, or preferences attendant or relating to in any way the Series A Preferred Stock, including by way of illustration but not limitation, those concerning dividend, ranking, other conversion, other redemption, participation, or anti-dilution rights or preferences.

Section VII. Definitions. As used in herein, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires:

"Common Stock" means any and all shares of the Corporation's $0.001 par value common stock.

"Corporation" means Beverage USA Holdings, Inc., a Nevada corporation, and its successors.

"Series A Preferred Stock" has the meaning ascribed to it in Section I hereof.

"Holder" means a holder of a share or shares of Series A Preferred Stock as reflected in the stock books of the Corporation.

The authority of the Corporation to issue additional non-voting convertible and/or non-voting non-convertible preferred shares together with additional classes of shares may be limited by resolution of the Board of Directors of the Corporation. Preferred shares and additional classes of shares may be issued from time to time as the Board of Directors may determine in their sole judgment and without the necessity of action by the holders of Shares.

Section 2. Voting Rights of Stockholders. Each holder of the Common Stock shall be entitled to one vote for each share of stock standing in his name on the books of the corporation.

Section 3. Consideration for Shares. The Common Stock shall be issued for such consideration, as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property or services received in full or partial payment for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable.

Section 4. Stock Rights and Options. The corporation shall have the power to create and issue rights, warrants, or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such times and prices as the Board of Directors may provide, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights. In the absence of fraud, the judgment of the Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

Article VII - MANAGEMENT

For the management of the business, and for the conduct of the affairs of the corporation, and for the future definition, limitation, and regulation of the powers of the corporation and its directors and stockholders, it is further provided:

Section 1. Size of Board. The initial number of the Board of Directors shall be two (2). Thereafter, the number of directors shall be as specified in the Bylaws of the corporation, and such number may from time to time be increased or decreased in such manner as prescribed by the Bylaws. Directors need not be stockholders.

Section 2. Powers of Board. In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered:

(a) To make, alter, amend, and repeal the Bylaws subject to the power of the stockholders to alter or repeal the Bylaws made by the Board of Directors;

(b) Subject to the applicable provisions of the Bylaws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the corporation, or any of them, shall be open to stockholder inspection. No stockholder shall have any right to inspect any of the accounts, books or documents of the corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board of Directors or of the stockholders of the Corporation;

(c) To authorize and issue, without stockholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the corporation, including after-acquired property;

(d) To determine whether any and, if so, what part of the earned surplus of the corporation shall be paid in dividends to the stockholders, and to direct and determine other use and disposition of any such earned surplus;

(e) To fix, from time to time, the amount of the profits of the corporation to be reserved as working capital or for any other lawful purpose;

(f) To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participations.

(g) To designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the Bylaws, shall have and may exercise the powers of the Board;

(h) To provide for the reasonable compensation of its own members by Bylaw, and to fix the terms and conditions upon which such compensation will be paid;

(i) In addition to the powers and authority hereinbefore, or by statute, expressly conferred upon it, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the laws of the State of Nevada, of these Articles of Incorporation, and of the Bylaws of the corporation.

Section 3. Interested Directors. No contract or transaction between this corporation and any of its directors, or between this corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the director of the corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board of Directors which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that: (1) the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have, nonetheless, ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or (2) the conditions of N.R.S. 78.140 are met.

Section 4. <u>Name and Address</u>. The name and post office address of the first Board of Directors which shall consist of two (2) persons who shall hold office until their successors are duly elected and qualified, are as follows:

<u>NAME</u>	<u>ADDRESS</u>
Howard Davner	72 O'Connor Circle West Orange, New Jersey 07052
Rocco LaVista	10 Rodeo Drive Jackson, New Jersey 08527

Article VIII - PLACE OF MEETING; CORPORATE BOOKS

Subject to the laws of the State of Nevada, the stockholders and the directors shall have power to hold their meetings, and the directors shall have power to have an office or offices and to maintain the books of the Corporation outside the State of Nevada, at such place or places as may from time to time be designated in the Bylaws or by appropriate resolution.

Article IX - AMENDMENT OF ARTICLES

The provisions of these Articles of Incorporation may be amended, altered or repealed from time to time to the extent and in the manner prescribed by the laws of the State of Nevada, and additional provisions authorized by such laws as are then in force may be added. All rights herein conferred on the directors, officers and stockholders are granted subject to this reservation.

Article X - INCORPORATOR

The name and address of the incorporator signing these Articles of Incorporation are as follows:

NAME	POST OFFICE ADDRESS
DeMint Law, PLLC	3753 Howard Hughes Parkway Second Floor Suite 314 Las Vegas, Nevada 89169

Article XI - LIMITED LIABILITY OF OFFICERS AND DIRECTORS

Except as hereinafter provided, the officers and directors of the corporation shall not be personally liable to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer. This limitation on personal liability shall not apply to acts or omissions which involve intentional misconduct, fraud, knowing violation of law, or unlawful distributions prohibited by Nevada Revised Statutes Section 78.300.

Article XII – TRANSACTIONS WITH STOCKHOLDERS

Section 1. CONTROL SHARE ACQUISITION EXEMPTION. The corporation elects not to be governed by the provisions of NRS.§78.378 to NRS.§78.3793 generally known as the "Control Share Acquisition Statute" under the Nevada Business Corporation Law, which contains a provision governing "Acquisition of Controlling Interest."

Section 2. COMBINATIONS WITH INTERESTED STOCKHOLDERS. The corporation elects not to be governed by the provisions of NRS §78.411 through NRS §78.444, inclusive, of the Nevada Business Corporation Law.

IN WITNESS WHEREOF, the undersigned Incorporator have executed these Articles of Incorporation this 26th day of February, 2020.

DeMint Law, PLLC

By: [signature]
ANTHONY N. DEMINT
Managing Member

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Initial List and State Business License Application

Initial List Of Officers, Managers, Members, General Partners, Managing Partners, or Trustees:

Beverage USA Holdings, Inc.

NAME OF ENTITY

TYPE OR PRINT ONLY - USE DARK INK ONLY - DO NOT HIGHLIGHT

IMPORTANT: Read instructions before completing and returning this form.

Please indicate the entity type (check only one):

- [x] Corporation
  - [ ] This corporation is publicly traded, the Central Index Key number is:

Filed in the Office of	Business Number E5049862020-8
Barbara K. Cegavske	Filing Number 20200504987
Secretary of State State Of Nevada	Filed On 02/26/2020 16:26:26 PM
	Number of Pages 2

- [ ] Nonprofit Corporation (see nonprofit sections below)
- [ ] Limited-Liability Company
- [ ] Limited Partnership
- [ ] Limited-Liability Partnership
- [ ] Limited-Liability Limited Partnership (if formed at the same time as the Limited Partnership)
- [ ] Business Trust

Additional Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers, may be listed on a supplemental page.

CHECK ONLY IF APPLICABLE

Pursuant to NRS Chapter 76, this entity is exempt from the business license fee.

- [ ] 001 - Governmental Entity
- [ ] 006 - NRS 680B.020 Insurance Co, provide license or certificate of authority number

For nonprofit entities formed under NRS chapter 80: entities without 501(c) nonprofit designation are required to maintain a state business license, the fee is $200.00. Those claiming and exemption under 501(c) designation must indicate by checking box below.

- [ ] Pursuant to NRS Chapter 76, this entity is a 501(c) nonprofit entity and is exempt from the business license fee. Exemption Code 002

For nonprofit entities formed under NRS Chapter 81: entities which are Unit-owners' association or Religious, Charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C $ 501(c) are excluded from the requirement to obtain a state business license. Please indicate below if this entity falls under one of these categories by marking the appropriate box. If the entity does not fall under either of these categories please submit $200.00 for the state business license.

- [ ] Unit-owners' Association
- [ ] Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. $501(c)

For nonprofit entities formed under NRS Chapter 82 and 80: Charitable Solicitation Information - check applicable box

Does the Organization intend to solicit charitable or tax deductible contributions?

- [ ] No - no additional form is required
- [ ] Yes - the *Charitable Solicitation Registration Statement* is required.
- [ ] The Organization claims exemption pursuant to NRS 82A 210 - the *Exemption From Charitable Solicitation Registration Statement* is required

Failure to include the required statement form will result in rejection of the filing and could result in late fees.

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Initial List and State Business License Application - Continued

Officers, Managers, Members, General Partners, Managing Partners or Trustees:

CORPORATION, INDICATE THE PRESIDENT:

Name	Country			
Howard Davner	USA			
Address	**City**	**State**	**Zip/Postal Code**	
72 O'Connor Circle	West Orange	NJ	07052	

CORPORATION, INDICATE THE DIRECTOR:

Name	Country		
Howard Davner	USA		
Address	**City**	**State**	**Zip/Postal Code**
72 O'Connor Circle	West Orange	NJ	07052

CORPORATION, INDICATE THE SECRETARY:

Name	Country		
Rocco LaVista	USA		
Address	**City**	**State**	**Zip/Postal Code**
10 Rodeo Drive	Jackson	NJ	08527

CORPORATION, INDICATE THE TREASURER:

Name	Country		
Rocco LaVista	USA		
Address	**City**	**State**	**Zip/Postal Code**
10 Rodeo Drive	Jackson	NJ	08527

CORPORATION, INDICATE THE DIRECTOR:

Name	Country		
Rocco LaVista	USA		
Address	**City**	**State**	**Zip/Postal Code**
10 Rodeo Drive	Jackson	NJ	08527

None of the officers and directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the office of the Secretary of State.

X Rocco LaVista

Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, Member, Owner of Business, Partner or Authorized Signer FORM WILL BE RETURNED IF UNSIGNED

Title: Secretary

Date: 02/26/2020

SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that Beverage USA Holdings, Inc. did, on 02/26/2020, file in this office the original Articles of Incorporation-For-Profit that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 02/26/2020.

BARBARA K. CEGAVSKE
Secretary of State

Certificate Number: B20200226610360
You may verify this certificate online at http://www.nvsos.gov

SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

Beverage USA Holdings, Inc.

Nevada Business Identification # NV20201725731
Expiration Date: 02/28/2021

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 02/26/2020.

BARBARA K. CEGAVSKE
Secretary of State

Certificate Number: B20200226610363
You may verify this certificate
online at http://www.nvsos.gov